UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-13122
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Reliance Steel & Aluminum Co. Master 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Reliance Steel & Aluminum Co.
Master 401(k) Plan

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Reliance Steel & Aluminum Co. Master 401(k) Plan
Los Angeles, California
We have audited the accompanying statements of net assets available for benefits of Reliance Steel & Aluminum Co. Master 401(k) Plan (Plan) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2008, and delinquent participant contributions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
BDO Seidman, LLP
Los Angeles, California
June 26, 2009

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Statements of Net Assets Available for Benefits

December 31,	2008	2007

Assets

Investments, at fair value:
Interest bearing cash	$1,949,251	$1,418,344
Money market fund	44,453,194	22,590,827
Mutual funds	248,748,920	213,856,352
Common collective trust	9,351,292	1,199,699
Reliance Steel & Aluminum Co. common stock	35,665,801	30,590,263
Participant loans	14,333,548	8,702,596

Total investments	354,502,006	278,358,081

Receivables:
Participant contributions	154,576	580,776
Employer contributions	12,932,497	8,699,661
Other	192,591	125,630

Total receivables	13,279,664	9,406,067

Total Assets	367,781,670	287,764,148

Liabilities

Excess contributions payable	68,260	134,484
Due to brokers and other payables	1,384,108	159,153

Total Liabilities	1,452,368	293,637

Net assets available for benefits at fair value	366,329,302	287,470,511

Adjustment from fair value to contract value for the fully-benefit responsive investment contracts (common collective trust)	504,428	13,038

Net assets available for benefits	$366,833,730	$287,483,549

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2008

Additions

Investment income:
Interest and dividends	$15,809,439

Total investment income	15,809,439

Contributions:
Participant	21,492,055
Employer, net of forfeitures	16,888,385
Rollover	547,359

Total contributions, net	38,927,799

Transfers from other plans	247,177,555

Total additions	301,914,793

Deductions

Net depreciation in fair value of investments	192,613,727
Benefits paid to participants and beneficiaries	29,825,927
Deemed distributions of participant loans	60,578
Administrative expenses	64,380

Total deductions	222,564,612

Net increase	79,350,181

Net assets available for benefits, beginning of year	287,483,549

Net assets available for benefits, end of year	$366,833,730

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan	The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description.

General

The Plan provides certain benefits to the employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Sponsor”) whose subsidiaries are participating employers (“Participating Employer”) in the Plan. The Plan is administered by the RSAC Employee Benefit Committee (“Plan Administrator”). The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. Employees of subsidiaries of the consolidated group, other than those listed below, are not covered under this Plan as of December 31, 2008.

Allegheny Steel Distributors, Inc.	Liebovich Bros., Inc.
Aluminum and Stainless, Inc.	Lusk Metals
American Metals Corporation	Pacific Metal Company
American Steel, LLC	PDM Steel Service Centers, Inc.
AMI Metals, Inc.	Phoenix Metals Company
CCC Steel, Inc.	RSAC Management Corp.
Chapel Steel Corp.	Service Steel Aerospace Corp.
Chatham Steel Corporation	Siskin Steel & Supply Co., Inc.
Clayton Metals, Inc.	Toma Metals, Inc.
Crest Steel Corporation	Valex Corp.
Durrett Sheppard Steel Co, Inc.	Viking Materials, Inc.
Earle M. Jorgensen Company	Yarde Metals, Inc.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	Transfers From Other Plans

During 2008, six retirement plans were merged into the Plan, and their assets were transferred accordingly. Participant account balances, including participant loans, transferred from these plans were as follows:

2008
Athens Steel, Inc. 401(k) Retirement Plan	$115,376
Clayton Metals, Inc. Employees’ Profit Sharing and Savings Plan & Trust	3,687,133
Crest Steel Corporation Retirement Savings Plan	2,959,011
Earle M. Jorgensen Retirement Savings Plan	214,180,043
Industrial Metals and Surplus, Inc. 401(k) Retirement Plan and Trust	1,959,476
Yarde Metals, Inc. 401(k) Savings Plan	24,276,516

$247,177,555

Eligible employees of Industrial Metals and Surplus, Inc., and Athens Steel, Inc. received past service credit for eligibility of participation and vesting service effective January 2, 2007. Eligible employees of Clayton Metals, Inc. and Crest Steel Corp. who were actively employed on December 31, 2007 became eligible to participate in the Plan on January 1, 2008, and received past service credit for purposes of vesting service under the provisions of the plan. Eligible employees of Earle M. Jorgensen and Yarde Metals, Inc. who were actively employed the day prior became eligible to participate in the Plan on April 1, 2008 and June 26, 2008, respectively, and received past service credit for purposes of vesting under the provisions of the Plan.

Participation

Each employee is eligible to participate on the first entry date (first day of each Plan calendar quarter) after the completion of three months of service.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	Contributions

Plan participants may make salary deferral contributions to the Plan in an amount not in excess of the maximum allowed by the Internal Revenue Code. In addition, the participating employers may make discretionary matching and profit sharing contributions to the Plan. Participants who are employed on the last day of the Plan year share in any discretionary matching and profit sharing contributions. Participants may also contribute eligible rollovers from other qualified defined benefit or defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and allocations of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	Participant Loans

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans to participants are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to new participant loans are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years, or ten years for loans used for the purchase of a primary residence. The Plan holds loans from transferred plans whose maturities may exceed ten years. Loans to participants as of December 31, 2008 bear interest at rates ranging from 5.00% to 11.50% and mature through October 2022.

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. As of December 31, 2008 and 2007, all forfeited nonvested account balances had been used to reduce Company contributions. For the year ended December 31, 2008, $417,311 was used to reduce the Company’s contributions.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan establishment, loan maintenance and short-term trading fees are paid by the Plan and all other investment expenses are offset against the related investment income.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies	Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio which is a common collective trust. It invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is the year beginning January 1, 2008 for the Plan (See Note 4 “Fair Value Measurements”). There was no material impact to the financial statements of the Plan upon adoption of SFAS No. 157.

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies (mutual funds) and in common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value of the shares held by the Plan at year end. The common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Participant loans are stated at cost, which approximates fair value because the loans bear interest at rates commensurate with loans of similar credit quality and duration as of year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Fidelity Managed Income Portfolio, a common collective trust, has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. For purposes of the Statement of Net Assets Available for Benefits, these investments are stated at fair value, rather than contract value, to the extent they are fully benefit-responsive. The fair value of these investments is determined using the market price of the underlying securities and the value of the investment contract.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments.

Risks and Uncertainties

The Plan provides various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Participant Distributions

Benefits paid to participants are recorded when paid.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

3. Investments	Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest and non-interest bearing cash. At December 31, 2008 and 2007, the Plan held 2,336,790 and 801,814 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $36,423,535 and $31,975,084, respectively. As of December 31, 2008 and 2007, the Reliance Steel & Aluminum Co. stock fund consisted of 1,788,656 and 564,396 shares, respectively, of Reliance Steel & Aluminum Co. common stock valued at $35,665,801 and $30,590,263, respectively. Also, at December 31, 2008 and 2007, respectively, the fund contained a) interest bearing cash of $1,949,251 and $1,418,344, respectively, b) other receivables of $192,591 and $125,630, respectively, and c) due to brokers and other payables of $1,384,108 and $159,153, respectively.

For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

The following investments represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007

Fidelity Retirement Money Market Portfolio Fund	$44,453,194	$22,590,827
Reliance Steel & Aluminum Co. common stock	35,665,801	30,590,263
Fidelity Freedom 2020 Fund	32,415,770	30,798,400
Fidelity Freedom 2015 Fund	22,729,612	*
PIMCO Funds Total Return Fund	20,810,775	*
Fidelity Mid-Cap Stock Fund	20,381,128	18,489,774
Fidelity Diversified International Fund	*	25,433,525
Neuberger & Berman Genesis Trust Fund	*	19,559,027
Spartan U.S. Equity Index Fund	*	18,890,627
Fidelity Freedom 2010 Fund	*	17,544,645
Fidelity Fund	*	17,487,386
MAS Mid-Cap Growth Portfolio Fund	*	16,353,579

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

3. Investments (Continued)	* Investment did not represent 5% or more of the Plan’s net assets available for benefits.

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Amount

Mutual funds	$136,928,436
Reliance Steel & Aluminum Co. common stock	55,685,291

Total	$192,613,727

4. Fair Value Measurements	SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quotes prices in markets that are not considered to be active or financial instruments for which all the significant inputs are observable, either directly, or indirectly.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

4. Fair Value Measurements (Continued)	The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual funds	$248,748,920	$—	$—	$248,748,920
Common collective trust	—	9,351,292	—	9,351,292
Money market fund	44,453,194	—	—	44,453,194
Reliance Steel & Aluminum Co. common stock	35,665,801	—	—	35,665,801
Interest bearing cash	1,949,251	—	—	1,949,251
Participant loans	—	14,333,548	—	14,333,548

Total investments at fair value	$330,817,166	$23,684,840	$—	$354,502,006

The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Plan also invests in a common collective trust for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common collective trust, this investment asset has been classified as Level 2. Participant loans are also classified as Level 2 since the loans are issued at prevailing market rates.

5. Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

6. Income Tax Status	The Plan obtained its latest determination letter dated May 31, 2005, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Subsequent to the 2008 Plan year, the Plan obtained a determination letter dated January 27, 2009 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the IRC, including the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), effective January 1, 2006. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

7. Related Party Transactions	Certain Plan investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for administrative expenses amounted to $64,380 for the year ended December 31, 2008.

8. Excess Contributions Payable	Excess contributions payable represents amount owed to participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The excess contributions payable balance as of December 31, 2008 was returned by the Plan to the participants as of March 23, 2009.

9. Nonexempt Transactions	As reported on Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the Plan within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2008 Plan year. Late remittances amounted to $288,091. The Company is currently in process of making the appropriate filings in accordance with the DOL’s Voluntary Fiduciary Corrective Program.

10. Subsequent Event	As a result of a Company organizational change, the former employees of Encore Metals (USA), Inc. became employees of Earle M. Jorgensen Company on January 1, 2009, and they

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

10. Subsequent Event (Continued)	became eligible to participate in the Plan on that date. Effective January 1, 2009, the Encore Metals Savings Plan was merged into the Plan. Total plan assets of $2,154,418 were transferred. The former Encore Metals (USA) employees received past service credit for purposes of vesting service and eligibility for benefits.

11. Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2008	2007

Net assets available for benefits as reported on Form 5500	$366,329,302	$287,470,511
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trust)	504,428	13,038

Net assets available for benefits as reported on accompanying financial statements	$366,833,730	$287,483,549

The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2008

Total investment income as reported on Form 5500	$15,318,049

Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trust):
Beginning of period	(13,038)
End of period	504,428

Total investment income as reported on the accompanying financial statements	$15,809,439

Supplemental Schedules

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Schedule H, Line 4a — Schedule of Delinquent
Participant Contributions
December 31, 2008
Employer Identification Number: 95-1142616
Plan Number: 003
Form: 5500

Total that Constitute
Participant Contributions	Nonexempt Prohibited
Transferred Late to Plan	Transactions

$288,091	$288,091

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008
Employer Identification Number: 95-1142616
Plan Number: 003
Form: 5500

	(b)
	Identity of issuer, borrower,	(c)	(d)	(e)
(a)	lessor or similar party	Description of investment	Cost	Current value

	Interest bearing cash
*	Fidelity Investments	Cash	a	$1,949,251

	Money market fund
*	Fidelity Investments	Fidelity Retirement Money Market Portfolio Fund	a	44,453,194

	Common collective trust
*	Fidelity Investments	Fidelity Managed Income Portfolio	a	9,351,292

	Mutual funds
*	Fidelity Investments	Fidelity Freedom 2020 Fund	a	32,415,770
*	Fidelity Investments	Fidelity Freedom 2015 Fund	a	22,729,612
	PIMCO	PIMCO Funds Total Return Fund	a	20,810,775
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund	a	20,381,128
*	Fidelity Investments	Fidelity Diversified International Fund	a	17,585,143
*	Fidelity Investments	Fidelity Freedom 2010 Fund	a	17,202,711
	Neuberger Berman	Neuberger & Berman Genesis Trust Fund	a	15,840,057
*	Fidelity Investments	Fidelity Freedom 2030 Fund	a	14,691,582
*	Fidelity Investments	Spartan U.S. Equity Index Fund	a	14,556,687
	American Beacon	American Beacon Large Cap Value Fund	a	11,010,968
*	Fidelity Investments	Fidelity Fund	a	10,730,329
*	Fidelity Investments	Fidelity Freedom 2025 Fund	a	8,770,968
	Morgan Stanley	MAS Mid-Cap Growth Portfolio Fund	a	8,413,528
	American Funds	American Funds Growth Fund of America (R4)	a	5,989,074
*	Fidelity Investments	Fidelity Intermediate Bond Fund	a	4,791,748
	The Harford Mutual Funds	The Hartford International Small Company Fund	a	3,786,467
*	Fidelity Investments	Spartan Total Market Index Fund	a	3,564,558
*	Fidelity Investments	Fidelity Freedom 2040 Fund	a	3,407,339
*	Fidelity Investments	Fidelity Freedom 2035 Fund	a	3,050,598
*	Fidelity Investments	Fidelity Freedom 2000 Fund	a	1,967,254
*	Fidelity Investments	Freedom Income Fund	a	1,791,328
*	Fidelity Investments	Fidelity Freedom 2045 Fund	a	1,043,019
*	Fidelity Investments	Fidelity Contra Fund	a	859,874
*	Fidelity Investments	Fidelity Freedom 2005 Fund	a	793,175
*	Fidelity Investments	Fidelity Value Fund	a	779,926
	Baron Funds	Baron Asset Fund	a	536,784
*	Fidelity Investments	Fidelity Dividend Growth Fund	a	479,629
*	Fidelity Investments	Fidelity Freedom 2050 Fund	a	402,388
	The Royce Funds	Royce Opportunity Fund	a	366,501

		Total mutual funds		$248,748,920

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008
Employer Identification Number: 95-1142616
Plan Number: 003
Form: 5500

	(b)
	Identity of issuer, borrower,	(c)	(d)	(e)
(a)	lessor or similar party	Description of investment	Cost	Current value

	Common stock
*	Reliance Steel & Aluminum Co.	Common stock	a	$35,665,801

	Loans
*	Participant Loans	Loans to participants with interest rates ranging from 5.00% to 11.50%, collateralized by participants’ account balances and maturing through 2022	—	14,333,548

	Total investments			$354,502,006

* –	Represents a party-in-interest as defined by ERISA.

a –	The cost of participant-directed investments is not required to be disclosed

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
RELIANCE STEEL & ALUMINUM CO
MASTER 401(k) PLAN.

Dated: June 26, 2009	By:	/s/ Karla Lewis
Karla Lewis
Member of the Reliance Steel &
Aluminum Co. Master 401(k) Plan Committee